UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________
Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number 1-32186
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YM BioSciences Inc.
(Translation of registrant's name into English)

Suite 400, Building 11
5045 Orbitor Drive
Mississauga, Ontario
Canada  L4W 4Y4
(Address of principal executive offices)
___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☐                                          Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

EXPLANATORY NOTE

This amendment to the Form 6-K of YM BioSciences Inc. originally filed on February 11, 2011 (as amended hereby, the “Form 6-K”) is being filed in order to incorporate by reference the Form 6-K  (i) into the Registration Statement on Form S-8 (File No. 333-134410 ) of YM BioSciences Inc. and (ii) as an exhibit to the Registration Statement on Form F-10 (File No. 333-170872) of YM Biosciences Inc.  No other changes to the Form 6-K have been made.

INCORPORATION BY REFERENCE

The Form 6-K is hereby incorporated by reference (i) into the Registration Statement on Form S-8 (File No. 333-134410 ) of YM BioSciences Inc. and (ii) as an exhibit to the Registration Statement on Form F-10 (File No. 333-170872) of YM Biosciences Inc.

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of the Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YM BIOSCIENCES INC.

By: /s/ Leonard Vernon
Name: Leonard Vernon
Title: Vice President, Finance and Administration

Date:  March 18, 2011

EXHIBIT INDEX

Exhibit	Description

99.1*	Management’s Discussion and Analysis for the 3 and 6 months ended December 31, 2010
99.2*	Interim Consolidated Financial Statements for the 3 and 6 months ended December 31, 2010

* previously filed